SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number 0-12016

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GA 30339
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

TABLE OF CONTENTS

Interface, Inc.
Savings and Investment Plan

Financial Statements
Years Ended December 31, 2005 and 2004

Interface, Inc.
Savings and Investment Plan

Contents

BDO Seidman, LLP
Accountants and Consultants

1100 Peachtree Street, Suite 700
Atlanta, Georgia 30309-4516
Telephone: (404) 688-6841
Fax: (404) 688-1075

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee
Interface, Inc. Savings and Investment Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of Interface, Inc. Savings and Investment Plan (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
May 11, 2006

BDO Seidman LLP

Statements of Net Assets Available for Benefits

December 31,	2005	2004
Assets		
Investments, at fair market value		
Common and collective trust	$27,207,099	$26,588,576
Mutual funds	60,686,725	61,457,465
Interface, Inc. Stock Fund	8,623,066	10,443,112
TradeLink Investments – Self-Directed Brokerage	335,013	181,749
Participant loans	3,746,596	4,017,894
Cash and cash equivalents	0	21,558
Total investments	100,598,499	102,710,354
Receivables		
Participant contributions	333,774	232,197
Employer contributions	116,152	75,205
Total receivables	449,926	307,402
Net assets available for benefits	$101,048,425	$103,017,756

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2005	2004
Additions		
Investment income:		
Interest and dividend income from mutual funds	$2,033,262	$1,387,173
Interest income from common and collective trust	1,046,403	1,002,192
Interest income from participant loans	207,538	195,105
Net (depreciation) appreciation in fair value of Interface, Inc. Stock Fund	(1,483,278)	5,616,706
Net appreciation in fair value of mutual funds	1,518,675	4,705,545
Total investment income	3,322,600	12,906,721
Contributions:		
Participant	5,551,615	5,623,501
Employer	1,848,728	1,785,145
Rollovers	551,809	388,330
Total contributions	7,952,152	7,796,976
Total additions	11,274,752	20,703,697
Deductions		
Benefits paid to participants	11,677,763	11,252,784
Administrative expenses	32,956	24,144
Total deductions	11,710,719	11,276,928
Net (decrease) increase	(435,967)	9,426,769
Transfers (to) from other qualified plans, (Note 1)	(1,533,364)	-
Net assets available for benefits, beginning of year	103,017,756	93,590,987
Net assets available for benefits, end of year	$101,048,425	$103,017,756

See accompanying notes to financial statements.

1. Description of Plan

The following description of the Interface, Inc. Savings and Investment Plan ("Plan") provides only general information. Participants should refer to Plan's Summary Plan Description and Plan document for a more complete description of the Plan's provisions.

a. *General* - The Plan is a defined contribution plan covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries (the "Company") who have six months of service and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As of September 1, 2005, employees hired on or after this date are automatically enrolled in the Interface, Inc. Savings and Investment Plan at a 3 percent contribution rate. Employees that do not want to participate in the Plan are required to elect out of the Plan.

Flooring Consultants, Inc., an indirect subsidiary of the Company, sold certain of its assets to RFC Holdings, Inc. on September 17, 2004 (the "Flooring Consultants Transaction"). As a result of this Transaction, Flooring Consultants employees ceased to be employees of Flooring Consultants, Inc. and employment was transferred to RFC Holdings and RFC Holdings agreed to adopt the "Re:Source Arizona 401(k) Savings and Retirement Plan." The Interface, Inc. Administrative Committee elected to transfer the Interface Plan accounts, including any outstanding loan balances, of those Flooring Consultants employees who had account balances under the Interface Plan to the Re:Source Arizona 401(k) Savings and Retirement Plan, effective January 28, 2005. Flooring Consultants employees are not entitled to a distribution from the Interface Plan as a result of the transfer of employment.

b. *Contributions* - Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan up to a maximum of $14,000 and $13,000 for 2005 and 2004, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common and collective trust, a Company common stock fund, and eleven mutual funds as well as a self-directed brokerage account option as investment options for participants. The Company contributes 50 percent of the first 4 percent of base compensation that a participant contributes to the Plan. Employees of Interface Fabrics, Inc., Interface Fabrics Elkin, Inc., Interface Fabrics Finishing, Inc., Interface Fabrics Marketing, Inc., Interface Fabrics Guilford, Inc., and Interface Teknit, Inc. also receive an additional matching contribution of 25 percent of base compensation that a participant contributes to the Plan between 4 percent and 5 percent of compensation. Additional profit-sharing amounts may be contributed at the option of the Company's Board of Directors in the form of cash or Company common stock. No additional profit-sharing amounts were made by the Company to the Plan during the years ended December 31, 2005 and 2004. Contributions are subject to certain limitations.

c. *Participant Accounts* - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions, (b) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d. *Vesting* - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e. *Participant Loans* - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator on the date of the loan. Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f. *Payment of Benefits* - On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g. *Forfeited Accounts* - Forfeited nonvested accounts are used to reduce employer contributions. During the Plan years ended December 31, 2005 and 2004, forfeited amounts were not material to the financial statements.

h. *Administrative Expenses* - The Company pays the majority of the Plan's administrative expenses. Fees recorded in the Plan for the 2005 Plan year relate to participant loans, and are charged directly to those participant accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The common and collective trust and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company common stock fund is valued based upon the quoted market price for Interface, Inc. Class A Common Stock. Participant loans are valued at cost which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair market value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

December 31,	2005	2004
T. Rowe Price Stable Value Fund (Common and collective trust)	$27,207,099	$26,588,576
T. Rowe Price Balanced Fund	9,380,439	9,576,327
T. Rowe Price Blue Chip Growth Fund	13,088,855	13,799,230
Delaware Select Growth Fund	7,312,748	7,307,830
T. Rowe Price Equity Income Fund	16,739,854	17,258,232
Interface, Inc. Stock Fund	8,623,066	10,443,112

4. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the date of the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

Date 6/27/06

By: [signature]
William G. Reynolds, Member

SUPPLEMENTAL SCHEDULE

Interface, Inc.
Savings and Investment Plan

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2005

Employer Identification Number:	58-1451243
Plan Number:	002
Form:	5500

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	T. Rowe Price Settlement Fund	Uninvested cash	a	$ 0
	Common Collective Trust:			
*	T. Rowe Price Stable Value Fund	27,207,099 shares	a	27,207,099
	Mutual Funds:			
	Ariel Appreciation Fund	86,934 shares	a	4,061,564
	N&B Socially Responsible Fund	37,182 shares	a	844,392
	Delaware Select Growth Fund	269,943 shares	a	7,312,748
	Invesco Ret Trust Intl Equity	46,313 shares	a	1,333,352
*	T. Rowe Price Equity Index 500 Fund	98,773 shares	a	3,313,839
*	T. Rowe Price Balanced Fund	474,478 shares	a	9,380,439
*	T. Rowe Price Equity Income Fund	645,828 shares	a	16,739,854
*	T. Rowe Price Spectrum Income Fund	293,523 shares	a	3,460,634
*	T. Rowe Price Blue Chip Growth Fund	400,516 shares	a	13,088,855
	William Blair Small Cap Growth Fund	26,150 shares	a	621,318
	Allianz Global Technology Fund	13,421 shares	a	529,730
	Total Mutual Funds			60,686,725
	TradeLink Investments – Self Directed Brokerage	335,013 shares	a	335,013
*	Interface, Inc. Stock Fund – Employer Securities	1,049,035 shares	a	8,623,066
	Participant loans	966 loans with interest rates ranging between 5.00 to 10.50 percent	-	3,746,596
		Total Investments:		**$100,598,499**

**Party-in-interest*

a - The cost of participant-directed investments is not required to be disclosed.

EXHIBIT INDEX

Exhibit No.	
23.1	Consent of Independent Registered Public Accounting Firm

BDO Seidman, LLP
Accountants and Consultants

1100 Peachtree Street, Suite 700
Atlanta, Georgia 30309-4516
Telephone: (404) 688-6841
Fax: (404) 688-1075

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Interface, Inc.
Savings and Investment Plan
Atlanta, Georgia

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-93679 and No. 333-10377) of Interface, Inc., of our report dated May 11, 2006, relating to the financial statements and schedule of the Interface, Inc. Savings and Investment Plan included in this Interface, Inc. Savings and Investment Plan Annual Report on Form 11-K for the year ended December 31, 2005.

Atlanta, Georgia
June 23, 2006

BDO Seidman LLP